APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Cold Beer, LLC
Balance Sheet - unaudited
For the period ended 10-31-2023

	Current Period	
	31-Oct-23	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Eric Flanagan, certify that:

1. The financial statements of Cold Beer included in this Form are true and complete in all material respects; and
2. The tax return information of Cold Beer has not been included in this Form as Cold Beer was formed on 09/12/2023 and has not filed a tax return to date.

Signature _Eric Flanagan_

Name: Eric Flanagan

Title: Owner/Operator